CONVERSION AGREEMENT

This Agreement executed on November 1, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and DLZ Consulting, LLC (the "Consultant"), with a principal place of business located at 1132 North Venetial Drive, Miami, FL 33139.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Conversion: The Parties agree to convert $22,500 (twenty-two thousand five hundred dollars) of Consultant's fees for his future services to the Company into 30,000 (thirty thousand) fully-paid and non-assessable free trading shares, at the conversion rate of $0.75 per share, upon the execution of this Agreement.

The Company shall immediately file and effectuate an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)           The Consultant (DLZ Consulting, LLC)


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Chaslav Radovich                       David Filler
President/CEO